February 11, 2013

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Your Letter of November 29, 2012

Dear Ms. Hayes:

We are writing to provide additional information in response to your letter of November 29, 2012 (the “Comment Letter”).

We have previously filed amended Current Reports on Form 10-Q/A for the periods ending June 30, 2012 and September 30, 2012 in response to the Comment Letter. On January 28, 2013, Laura Crotty called and requested that we furnish this letter containing two specific pieces of information: (i) why the amended Form 10-Q/A’s were different from the original filings; and (ii) whether the information contained in the Form 10-Q/A’s was correct as of the date of filing the original Form 10-Q’s for the second and third quarter of 2012. These questions are addressed in turn below.

1.	Amended Disclosure in the Form 10-Q/A’s.

Each of the Form 10-Q/A’s disclosed in Part I., Item 4., that management had concluded that our disclosure controls and procedures were effective as of the last day of the relevant quarter. Exhibits 31.1, 31.2 and 32.1 were filed whereby our Chief Executive Officer and Principal Financial Officer certified these conclusions. As Ms. Crotty pointed out, our original filings for the second and third quarter had contained statements that management had concluded that internal controls and procedures were not effective. These statements in the originally filed Form 10-Q’s for the second and third quarters of 2012 were simply typographical errors. I would point out that the original Form 10-Q’s filings for these quarters referred to a material weakness in internal controls as December 31, 2011, rather than for the quarterly periods to which the Form 10-Q’s related. This language was simply erroneously copied from the earlier filed Form 10-K for 2011 without update.

The material weakness disclosed in the Form 10-K for 2011 referred to a single, non-recurring incident involving one transaction in December 2011. This transaction was improperly accounted for due to the departure of our Chief Financial Officer and the lack of other internal accounting personnel with sufficient knowledge and experience. This situation was remedied by the recruitment of Kim Tu as Controller in the first quarter of 2012. The Form 10-Q for the quarter ended March 31, 2012 properly disclosed that internal controls were effective, and the material weakness referred to the Form 10-K for 2011 had been remedied by March 31, 2012. That material weakness did not recur, nor were other material weaknesses identified in the quarters ended June 30, 2012 and September 30, 2012.

2.	Date of remedying material weakness.

As described above, the material weakness disclosed in the Form 10-K for 2011 was remedied in the first quarter of 2012, so it was no longer present for the periods ended June 30, 2012 and September 30, 2012. Thus, the amended disclosure contained in the Form 10-Q/A’s was correct as of June 30, 2012 and September 30, 2012, respectively, and did not rely on changes in internal controls and procedures occurring after such dates.

As requested, Merriman Holdings, Inc. hereby acknowledges:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our General Counsel, Michael Doran, at (415) 568-3905 with any additional questions or comments.

Very truly yours,

/s/ William J. Febbo

William J. Febbo
Principal Financial Officer

600 California Street - 9th Floor ■ San Francisco, CA 94108

1.800.909.7897 Main ■ (415) 248-5690 Fax